Notice of Extraordinary General Shareholders’ Meeting

Notice is hereby given that an Extraordinary General Shareholder’s Meeting (the “Meeting”) of WiderThan Co., Ltd. (“the Company”) will be held at the offices of the Company, Grand Conference Room, 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea at 10 AM (local time), on Monday, July 3, 2006.

The following Agenda Items will be addressed at the Meeting:

Agenda Items 1, 2 and 3 will be proposed to be approved as Ordinary Resolutions and Agenda Item 4 will be proposed to be approved as a Special Resolution.

1. To receive and approve the Ceiling Amount of the Remuneration of Directors:

“The Proposed Aggregate Ceiling Amount of the Remuneration of all Directors during 2006 is KRW 3 billion.”

2. To re-elect Mr. Antti Kokkinen to the Board of Directors of the Company. Mr. Kokkinen has served on the Board of Directors of the Company for more than three (3) years and, in accordance with the Board’s recommendation, offers himself for re-election as a Director of the Company.

3. To elect the following persons to the Board of Directors of the Company:

•	Mr. Andrew Kaplan, in accordance with the Board’s recommendation, offers himself for election as a member of the Board of Directors of the Company.

•	Mr. Chong-Sang Ahn, in accordance with the Board’s recommendation, offers himself for election as a member of the Board of Directors of the Company.

• Biographical information concerning all of the nominee directors are set forth in Appendix A to this Notice of Meeting.

4.	As a special business, to consider and, if thought fit, pass the following as a special resolution;

“That the Company be authorized to grant options to purchase up to 252,277 shares of the Company’s common shares having a strike price equal to the “market price” (as determined by applicable Korean laws) of one common share to certain members of the Board of Directors and employees of the Company who will be able to contribute or have been contributing to the promotion of the business, management performance, and technical innovation of the Company.

The Board of Directors of the Company recommends that shareholders vote “for” each of the proposed Agenda Items set forth above.

By Order of the Board of Directors,

Sang Jun Park

Representative Director

June 9, 2006

Notes

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote on behalf of him. A proxy need not also be a shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or notarially certified copy of that power or authority shall be deposited at the principal place of business of the Company at 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea not less than 48 hours before the time appointed for holding of the Meeting.
3. Ordinary Resolutions require the affirmative vote of at least 1/4 of the total issued and outstanding shares and at least 1/2 of the voting rights of the shareholders present at the Meeting. Special Resolutions require the affirmative vote of at least of 1/3 of the total issued and outstanding shares and at least 2/3 of the voting rights of the shareholders present at the Meeting.

Appendix A to WiderThan’s Notice of Extraordinary General Shareholder’s Meeting

¦ Biographical Information of Nominee Directors

Antti Kokkinen has served as our non-executive director since August 2003. Mr. Kokkinen was originally nominated as a director by BlueRun Ventures, one of our largest shareholders. Mr. Kokkinen covers technology-related investment activities at BlueRun Ventures, a venture capital fund based in Menlo Park, California, USA , with more than $1 billion in assets under management. Mr. Kokkinen was one of the co-founders of BlueRun Ventures, which was founded in 1998. Mr. Kokkinen also serves on the boards of directors of, among others, Frontier Silicon Holdings, a digital multimedia semiconductor company, Cerebra, a business software provider, and Uneed, a high-definition television optical engine company. Mr. Kokkinen does not hold directorship positions with any other public company. Prior to joining BlueRun Ventures, Mr. Kokkinen worked at Nokia Corporation for more than ten years. Mr. Kokkinen received his master’s degree in business administration and a master’s degree in electrical engineering, both from Helsinki University of Technology.

Andrew P. Kaplan has agreed to join our Board of Directors and to serve as a member of our Audit Committee and our Board Nomination and Corporate Governance Committee.  Mr. Kaplan is presently Executive Vice President and Chief Financial Officer of Audible, Inc. and has served in such position since June 1999.   Previously, Mr. Kaplan served as chief financial officer of each of Thomson Corporation Publishing International, Vertis Inc. and Time-Life Inc.  Earlier in his career, Mr. Kaplan was with Ernst & Young.  A Certified Public Accountant, Mr. Kaplan received his bachelor¡¯s degree in business administration from Florida State University and his master¡¯s degree in business administration from Harvard Business School.

Chong-Sang Ahn has agreed to join our Board of Directors and our Board Nomination and Corporate Governance Committee.  Mr. Ahn is presently Professor of Seoul School of Integrated Sciences and Technologies and has served in such position since September 2005. Previously, Mr. Ahn served as President & CEO of each of Dacom System Technologies and Dacom International, Inc. Earlier in his career, Mr. Ahn was with Samsung Group for a long time.  Mr. Ahn received his bachelor’s degree of Science in Textile Engineering from Seoul National University, his master’s degree in business administration from Seoul National University and Harvard Graduate School.